November 20, 2023

Robert Arzonetti & Tonya Aldave

Office of Finance

Division of Corporation Finance

Re:	Compound Real Estate Bonds, Inc.

Form 1-A

Filed November 20, 2023

File No. 024-11848

Mr. Arzonetti & Ms. Aldave:

Please see below for responses to the Division’s letter dated October 26, 2023 regarding the above captioned matter. All questions have been addressed in the Second Amended Preliminary Offering Circular on Form 1-A, filed November 20, 2023 (“Second Amended POC”), as further herein detailed.

General

1.       We note that you now state that you have sold $2,313,600 in bonds. In your prior filing on August 22, 2023,  you disclosed that you sold $2,063,420 in bonds. Please tell us when you sold additional bonds. In addition, please revise for consistency your disclosure on page 37 that “[a]s of the date of this offering circular, [you] have sold $2,063,420 worth of [your] Compound Bonds.”

The filing on August 22, 2023 inadvertently used the same amount of bonds sold as the June 30, 2023 financial statements. In fact, $2,142,020 in bonds had been sold as of August 22, 2023. An additional $114,210 of bonds were sold between August 22, 2023 and September 18, 2023, with the remaining $57,370 being sold between September 18, 2023 and October 6, 2023. Between October 6, 2023 and November 2, 2023, an additional $160,520 in bonds were sold. As of today, $2,474,120 have been sold. No additional sales are expected because this offering was paused on November 2, 2023 until the Company’s new offering statement is requalified by the SEC. The Company chose to make this pause in anticipation that the changes in the Second Amended POC would represent, in the aggregate, a fundamental change to the information set forth in the offering statement.

2.       We note that in response to our prior comment 5 you stated that neither Inderjit Tuli nor Harminder Singh Burmi, who comprise all of your current officers and directors, have over the past 10 years had any experience raising money from third-party investors to be invested in real estate. Please revise your summary and risk factors section to describe the potential issues regarding management’s lack of prior experience.

Changes on pages 8 of the Second Amended POC address this comment.

3.       We note that on page 8 you state that “members of [your] management team have experience in investing in mortgage loan[s].” We further note that on page 48 you state that neither Inderjit Tuli nor Harminder Singh Burmi, your sole officers and directors, “have had experience raising money from third-party investors to be invested in real estate.” Please revise your disclosure to clarify these statements or advise.

These two statements are not necessarily inconsistent. Harminder Singh Burmi has been acquiring and managed real estate backed loans and investment properties for his own account for more than 10 years. However, we have eliminated references to the management team’s prior experience from the Risk Factor section to avoid giving the impression that Mr. Burmi or other members of the team have experience raising investment at the scale contemplated by the Company.

4.       We note your disclosure in several sections of the offering circular that you will pay a license fee to CH, your parent, in the amount of 2% of the value of the bonds sold and that your parent will not “seek reimbursement for these offering expenses or collect this license fee until the Company has total assets of at least $3,000,000.” Please revise your disclosure to clarify the following:

●	because it appears that the licensing fee was not previously described in your offering circular, clarify if you will be obligated to pay the fee on the bonds sold to date; and

The licensing fee was disclosed in the original offering circular filed on April 4, 2022. The fee is mentioned on page 14 (Risk Factors), page 33 (Description of Business), and page 43 (Interest of Management in Certain Transactions). Each page states that “On March 17, 2022, we entered into a verbal agreement (not a written agreement) with CBH to pay a license fee to CBH in the amount of 2% of the value of the total Compound Bonds sold on the Compound Banc Fintech Platform each year.” The Company’s owner, Compound Bonds Holdings, has not yet collected this licensing fee, but does not intend to waive it.

●	clarify, if true, that CH will receive the fee when you sell at least $3,000,000 in bonds or explain what you mean by “total assets of at least $3,000,000.”

Total Assets of at least $3,000,000 refers to a situation where the total assets of the Company are $3,000,000 or over. The Company’s assets increase based on the sale of bonds (and will hopefully increase based on the performance of the Company’s investments), while the Company’s assets decrease as the Company spends on operating expenses and as investors redeem their bonds. For example, as of September 30, 2023, the Company had sold approximately $2.3 million in bonds but had total assets of only approximately $1.25 million (mostly due to the redemption of bondholders).

5.       We note your response to our prior comment 5 and reissue in part. You state that you plan to acquire mortgages and other liens on and interests in real estate but have not yet identified any assets to acquire with the net proceeds of this offering. It appears, therefore, that you are conducting a blind pool offering. In accordance with Industry Guide 5, please include a separately captioned section on conflicts of interests.

Page 44 of the Amended Offering Circular has been amended to add a conflicts of interest section.

6.       We note your statement on page 35 that you have entered into an Administrative Services Agreement with Compound Administrative Services, an affiliate, through which your executive officers provide services to you, pursuant to which you have agreed to reimburse Compound Administrative Services for the costs incurred  in paying for the staff and office expenses. We further note your disclosure on page 37 that as of June 30, 2023 the amount accrued under the agreement was $60,000 but that you had not yet begun making reimbursement payments. Please disclose the amount currently due under the agreement, the amount you anticipate owing under the agreement going forward, and when you expect to begin making reimbursement payments.

The agreement with Compound Administrative Services has been modified such that the reimbursement amounts will be invoiced and paid at or near the end of each financial year instead of being invoiced and billed monthly. An Amendment to the Administrative Services Agreement has been included as Exhibit 6.2 to the Amended Offering Circular. As of October 31, 2023, the estimated amount accrued under the agreement is approximately $70,000. These amounts have not actually been invoiced and will not be invoiced and payable until December 2023. The Company expects to make reimbursement payments either shortly before or shortly after year end. The Second Amended POC has been updated to reflect these modifications and this estimated accrued reimbursements.

7.       Please file test the waters materials as an exhibit to your offering statement. Refer to Item 17 of Form 1-A. In addition, please confirm that your website complies with Securities Act Rule 255.

The current contents of the Company’s Website have included as Exhibit 13 of the Second Amended POC. The Company’s website has been updated to include a Securities Act Rule 255 disclosure in the footer of each page.

Offering Circular Summary

Our Company, page 1

8.       We note your disclosure that your plan is to acquire “mortgages and other liens on and interests in real estate” and other assets that consist of “real estate-type interests” but that you have not yet identified those properties that will be acquired. Please revise your disclosure here and elsewhere as appropriate to describe the types of mortgages, liens and other interests in real estate you intend on acquiring, for example, whether single family, multi-family, commercial, residential or development properties. Please also clarify the meaning of the term “real estate-type interests” and disclose any planned geographic concentrations.

The Company has revised its disclosures throughout the Second Amended POC to clarify the Company’s acquisition criteria under a section entitled “Our investment strategy” on page 32 of the Second Amended POC. The Company has removed the term “real estate-type interests” from the Second Amended POC, except as it is used as a term of art term to describe asset classification in Companies that qualify for Section 3(c)(5) of the Investment Company Act.

Use of Proceeds, page 27

9.       We note your statement on page 28 that you are “currently in the process of deploying the assets [you] have raised through the date of this Amended Preliminary Offering Circular” and that you have already raised over $2.3 million in this offering. Describe the status of your current and planned operations in greater detail. To the extent that you discuss future activity, please provide the status of development and indicate the anticipated timeframe. Further,  discuss the actual operations of your business, focusing on the particular means by which you will identify and acquire real estate related assets. Also clarify the steps you have taken already, if any, to initiate your operations and the associated costs.

The Company’s business to date has been focused on raising capital and conducting market research and analysis on potential real estate investment opportunities. The Company is searching for, but has yet to identify, real estate assets which meet its investment criteria that it can acquire. Over the past eight months, the Company has sourced over 50 deals which appeared to meet the initial criteria of its investment objectives and has considered five deals in the due diligence phase. Unfortunately, the Company’s capital raising efforts have not yet produced the necessary funding to acquire any of these investments while also leaving sufficient cash available to fund operations and cover anticipated redemptions. The Company has placed much of its available assets in interest bearing accounts and liquid U.S. government bonds to earn a return while it searches for investment opportunities. The success of our Company will be based on our ability to raise additional capital through our Regulation A offering, and the timeframe at which we can reach our objectives is dependent on the speed at which we can continue to raise funds.

The Second Amended POC has been revised to include the above paragraph under a new subheading entitled “Recent Operations” as part of the Section entitled “Our Business.” We have also revised our Use of Proceeds and the Company’s discussion of “Milestones” on page 38 to address this comment.

Management’s Discussion and Analysis

Results of Operations, page 37

10.       Please revise the Management’s Discussion and Analysis section of your filing to explain the reason(s) for the material increase in your other general and administrative expenses for the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Page 37 of the Second Amended POC has been revised to address this comment.

Milestones, page 38

11.       We note your statement that your anticipated timeline for reaching significant milestones in your plan of operations is contingent on reaching your fundraising goals, as well as mortgage and real estate market conditions. We further note that as of the date of this amendment, you have raised approximately $2.3 million. Please clarify when and under what conditions you anticipate beginning to acquire “mortgages and other liens on and interests in real estate.” Disclose specifically if you plan on raising the entire $75 million prior to investing in real estate.

Please see our response to Comment 9 above. The Company does not plan on raising the entire $75 million prior to investing in mortgages real estate.

Consolidated Balance Sheet, page F-14

12.       Please tell us and revise your filing to explain the nature of the $6,262 credit balance recorded in your other assets line item as of June 30, 2023 and reclassify this amount as a liability, as appropriate.

The $6,252 credit balance reflects an intercompany transfer payment for Software consulting and has now been reclassified as a liability. The amount is expected to be repaid by year end. Page F-14 of the Second Amended POC has been revised accordingly.

Consolidated Statement of Cash Flows, page F-17

13.       Please tell us how you determined that receipts from issuing bonds represents cash flows from operating activities rather than from financing activities. Please refer to ASC 230-1045-14(b) and revise your filing accordingly.

Page F-17 of the Second Amended POC has been revised to reclassify receipts from issuing bonds out of the “Cash Flow from Operating Activities” category and into the “Cash Flow from Financing Activities” category.

Note 3. Summary of Significant Accounting Policies

Recently issued accounting standards, page F-20

14.       Please revise your disclosure to clearly state the financial statement impact of your adoption of Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326), which was effective for fiscal years, and interim periods within those years, beginning January 1, 2023. We note your current disclosure only states that you are evaluating the impact that adopting this accounting standard will have on your consolidated financial statements and related disclosures.

Page F-17 of the Second Amended POC has been revised to address this comment.

Note 5. Intangible Assets, page F-21

15.       We note disclosure that you entered into an agreement with a media company to have a mobile app and website developed permitting you to communicate with clients and issue bonds and that as of June 30, 2023 you have paid $55,182 and recorded these payments as intangible assets. We also note your disclosure that these intangible assets were not placed into service in 2022 and also that there is no accumulated amortization balance as of June 30, 2023. Please tell us and revise your filing to clearly state whether these intangible assets have been placed into service as we note disclosure on page 2 that states that in January 2022, you launched the Compound Fintech Platform, which consists of the Compound Website and the Compound App. Please also tell us how you considered the guidance in ASC 350-40-35-6 regarding amortization of your intangible assets.

Page F-21 of the Second Amended POC has been revised to address this comment. The Company had previously planned to state amortization on an annual basis but, upon reconsideration, has updated its Financial Statements to reflect amortization beginning in January 2023 when these assets were placed into service. The application was under beta testing during 2022 and began onboarding users in January 2023, and the statements on pages 2 and 31 have been updated to reflect that fact. It has also recorded the $17,030 paid for this Software from January 1, 2023 – June 30, 2023 as an Operating Expense for Software Development & Maintenance and updated its Financial Statements accordingly.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC